

Annual Meeting of Shareholders
May 21, 2015

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

HERITAGE
COMMERCE CORP

Heritage Bank Profile

- **Relationship Banking**
  - A community business bank founded in 1994 headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees using a relationship banking approach

- **Core Clientele**
  - Small to medium sized closely held businesses
  - Professionals
  - High net worth individuals

- **Specialty Expertise**
  - SBA lending and loan sales
  - Corporate finance/asset-based lending
  - Cash management
  - Non-profit organizations, education, and churches
  - Construction lending
  - Factoring

- **Well-positioned in three affluent counties of San Francisco Bay Area**
  - HTBK ranks fifth in deposit market share amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]

[1] Market refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2014.

HERITAGE COMMERCE CORP

3

Key Events

- 2014
    - Acquisition of Bay View Funding on November 1, 2014
        - 30 year old factoring company with strong managerial experience
        - As of March 31, 2015, they have $44.6 million of factored receivables

- 2015
    - Announced Merger Agreement with Focus Business Bank on April 23, 2015. All stock merger:
        - 8 year old financial institution
        - Single branch located 2 blocks from the HTBK San Jose headquarters
        - Focus has approximately $400 million of assets as of 12/31/14
        - Focus has approximately $342 million of core deposits as of 12/31/14

HERITAGE
COMMERCE CORP

Focus Snapshot - The Opportunity

- Strong geographic and strategic fit
- Consolidating branch, enhancing presence in Santa Clara County
- Positions HTBK to be the last independent community bank headquartered in San Jose, CA(1)



2 Blocks Apart
San Jose
Notre Dame Ave
Carlysle St
San Pedro St
S Market St
S Almaden Ave
Almaden Blvd
W San Fernando St
W San Carlos St
Guadalupe Pkwy
Hotel De Anza
Sixth District Court of Appeal
Greyhound-San Jose
Plaza de Cesar Chavez Park
John P McEnery Park
Adobe Systems
Santa Clara Superior Court
San Jose Museum of Art
Cathedral Basilica of St Joseph

San Francisco
Oakland
Berkeley
Richmond
Concord
Walnut Creek
Lafayette
Danville
San Ramon
Dublin
Pleasanton
Hayward
Fremont
Newark
Milpitas
Santa Clara
San Jose
Campbell
Cupertino
Saratoga
Sunnyvale
Los Altos
Mountain View
Palo Alto
Los Gatos
Morgan Hill
Gilroy
Hollister
Santa Cruz
Watsonville
Stockton
Tracy
Monterey Bay
HTBK Branch
FCSB Branch

(1) Pending completion of announced acquisition of Bridge Capital Holdings (BBNK) by Western Alliance (WAL)

Source: SNL Financial and Company Reports

HERITAGE COMMERCE CORP

Focus Snapshot - Strategic Rationale

- Strategic, financial, and cultural fit with congruent small to middle-market business banking focus in San Jose and the San Francisco Bay Area

- Combines two leading commercial banking franchises headquartered in San Jose, resulting in more than $2 billion in combined assets with like minded community focus

- Additive to Key Lines of Business

  - Business Banking

  - Preferred SBA Lender

  - Not-for-profit Sector

  - Homeowner Association Services

- Operational leverage

  - Efficiency

  - Liquidity

  - Capital

HERITAGE
COMMERCE CORP

Current Heritage Snapshot – 11 Branches (Pre-close of Focus Merger)


Sacramento
Santa Rosa
Sebastopol
Parkway
Rohnert Park
Vacaville
Ione
Napa
Petaluma
Fairfield
Lodi
Novato
Vallejo
Point Reyes Natl. Seashore
Angels Camp
San Rafael
Concord
Stockton
Richmond
Berkeley
Union Island
Jamestown
San Francisco
Oakland
Manteca
Tracy
Daly City
Hayward
Livermore
Modesto
South San Francisco
Coast Ranges
Union City
Fremont
Turlock
Snelling
Redwood City
Patterson
Milpitas
Mountain View
San Jose
Atwater
Sunnyvale
Newman
Merced
Santa Cruz Mountains
Morgan Hill
Chowchilla
Los Banos
Gilroy
Santa Cruz
Dos Palos
Watsonville
Hollister
Mendota
Marina
Salinas
Monterey
Seaside
Gabilan Range
Carmel Highlands
Soledad
Santa Lucia Range
Ventana Wilderness Area
Greenfield
King City
© 2014 SNL Financial LC. All rights reserved.
© 2014 Nokia © 2014 Microsoft Corporation
Coalinga

Financial Highlights 3/31/15

Total Assets	$	1.7	billion
Total Loans	$	1.1	billion
Total Deposits	$	1.4	billion
Total Shareholders' Equity	$	187	million
Tangible Equity	$	171	million
TE/Tangible Assets		10.4%	
Total RBC Ratio		13.0%	
Loans/Deposits		77.4%	
Net Interest Margin(TEY)[(1)]		4.58%	
Efficiency Ratio[(1)]		65.35%	
1Q'15 Net Income[(1)(2)]	$	4.1	million
Quarterly Common Stock Dividend	$	0.08	per share

1)For the quarter ended 3/31/15
(2)Before dividends on preferred stock

HERITAGE COMMERCE CORP

Market Share

- **Ranks fifth amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]**

Top Regional Banks			
2014		**Branch**	**Deposits in Bay Area[1]**
Rank	**Bank**	**Count**	**($000)**
1	Mechanics Bank	24	2,623,910
2	Fremont Bank	18	2,271,865
3	Bridge Bank, NA	1	1,442,892
4	Bank of Marin	16	1,410,880
5	**Heritage Bank of Commerce**	**11**	**1,281,617**
6	First National Bank of Northern California	12	791,148
7	Pacific Coast Banker's Bank	1	491,209
8	Avidbank	1	427,933
9	Presidio Bank	4	409,405
10	Bank of the Orient	7	341,924

Top National Franchises			
2014		**Branch**	**Deposits in Bay Area[1]**
Rank	**Bank**	**Count**	**($000)**
1	Wells Fargo Bank, NA	229	88,739,437
2	Silicon Valley Bank	4	25,848,709
3	JPMorgan Chase Bank, NA	208	22,620,198
4	Citibank, NA	117	20,679,496
5	First Republic Bank	33	18,359,284

Totals for Market[1]		
	Branch	**Deposits in Bay Area[1]**
	Count	**($000)**
	1,449	406,160,115

[1] San Francisco Bay Area refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2014.

HERITAGE
COMMERCE CORP

Operating Performance (in $000's)

	For the Periods Ended:					
	1Q 2015	1Q 2014	% Change	YTD 12/31/2014	YTD 12/31/2013	% Change
Net Interest Income	$16,858	$13,334	26%	$57,103	$50,186	14%
Provision (Credit) for Loan Losses	(60)	(10)	-500%	(338)	(816)	59%
Net Interest Income after Provision for Loan Losses	16,918	13,344	27%	57,441	51,002	13%
Noninterest Income	1,926	2,017	-5%	7,746	7,214	7%
Noninterest Expense	12,276	10,546	16%	44,222	40,470	9%
Income Before Income Taxes	**6,568**	**4,815**	**36%**	**20,965**	**17,746**	**18%**
Income Tax Expense	2,430	1,739	40%	7,538	6,206	21%
Net Income (Before dividends on preferred stock)	**$4,138**	**$3,076**	**35%**	**$13,427**	**$11,540**	**16%**
Efficiency Ratio	65.35%	68.70%	-5%	68.19%	70.51%	-3%

HERITAGE
COMMERCE CORP

Financial Highlights (in $000's)

	For the Periods Ended:		
	1Q 2015	**1Q 2014**	**% Change**
■ Total Assets	$ 1,652,887	$ 1,470,110	12%
■ Total Loans	$ 1,101,991	$ 941,759	17%
■ Core Deposits	$ 1,185,531	$ 1,012,651	17%
■ Total Deposits	$ 1,423,649	$ 1,261,995	13%
■ Total Shareholders' Equity	$ 186,777	$ 176,817	6%

HERITAGE
COMMERCE CORP

Strong Deposit Base (in $000's)



March 31, 2015
Demand, noninterest-bearing
Demand, interest-bearing
Savings and money market
Time deposits - under $100
Time deposits - $100 and over
Time deposits - CDARS
Time deposits - brokered

	Balance	% of Total
Demand, noninterest-bearing	$ 544,339	38.2%
Demand, interest-bearing	241,477	17.0%
Savings and money market	380,486	26.7%
Time deposits - under $100	19,229	1.4%
Core Deposits	1,185,531	83.3%
Time deposits - $100 and over	199,584	14.0%
Time deposits - brokered	28,126	2.0%
CDARS - money market and time deposits	10,408	0.7%
Total	$ 1,423,649	100.0%

HERITAGE COMMERCE CORP

Diversified Loan Portfolio (in $000's)

March 31, 2015





	Balance	% of Total
Commercial	$458,498	41.7%
CRE - Owner Occupied	242,421	22.0%
CRE - Investor/Other	245,054	22.2%
Land & Construction	74,972	6.8%
Equity Lines	65,243	5.9%
Consumer & Other	15,803	1.4%
Total	$1,101,991	100.0%

Net Interest Margin Trend (TEY)



Solid Credit Quality Metrics (in $000's)



Selected Ratios for 1Q15

1. NPA's/Total Assets = 0.51%
2. ALLL/ NPL's = 275.57%

[1] net of SBA guarantees

Balance at 1Q15	(in $000's)
1. Classified Assets[1]	$16,647
2. NPA's	$8,449
3. ALLL	$18,554

HERITAGE
COMMERCE CORP

Positioned for Growth

- **Small to medium size business customer relationship focus**

- **Competitive loan and cash management products catering to businesses**

- **Highly experienced management team throughout the company**
  - 20+ years experience of Regional Managers in market

- **Solid credit quality at 1Q 2015**
  - 0.51% nonperforming assets to total assets
  - Balanced loan portfolio with real estate well under all regulatory guidelines

HERITAGE
COMMERCE CORP

Positioned for Growth (continued)

- **Excellent capital and liquidity at 1Q 2015**
  - 13.0% total risk-based capital ratio under Basel III
  - 77.41% loan to deposit ratio
  - Quarterly common dividend at $0.08 per share in the first quarter of 2015

- **Profitable operations**
  - 19 consecutive quarters of net income
  - Solid loan & deposit growth

- **Good locations and markets with solid market share among community banks**
  - 11 branch locations
  - Fifth in deposit market share amongst independent community banks(1)
  - San Francisco and San Jose combined MSA's are second in the state of California in households with income greater than $200,000

[1] Market refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2014.

HERITAGE
COMMERCE CORP

Contact Information

Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Keith A. Wilton
Executive Vice President
Chief Operating Officer
408.494.4534

Michael E. Benito
Executive Vice President
Business Banking Division
408.792.4085

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

David E. Porter
Executive Vice President
Chief Credit Officer
408.792.4029

Debbie K. Reuter
Executive Vice President
Chief Risk Officer &
Corporate Secretary
408.494.4542

Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

HERITAGE
COMMERCE CORP